                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549
                          ----------------------

                                 FORM 11-K

    (Mark One)

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                        THE SECURITIES EXCHANGE ACT OF 1934
                        -----------------------------------

                 For the Plan year ended December 31, 2001
                                         -----------------

                                    OR

               [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                         THE SECURITIES EXCHANGE ACT OF 1934
                         -----------------------------------

   For the Transition Period from _________________ to _________________


                       Commission file number 1-3523
                                              ------


              A.       Full title of the Plan:

                       WESTERN RESOURCES, INC.
                       EMPLOYEES' 401(k) SAVINGS PLAN

              B.       Name of issuer of the securities held
                       pursuant to the plan and the address
                       of its principal executive office:

                       WESTAR ENERGY, INC.
                       818 South Kansas Avenue
                       Topeka, KS  66612

    Western Resources,
    Inc. Employees'
    401(k) Savings Plan


    Financial Statements as of December 31, 2001 and 2000 and for the Year Ended December 31,
    2001 and Independent Auditors' Report

WESTERN RESOURCES, INC. EMPLOYEES' 401(k) SAVINGS PLAN


TABLE OF CONTENTS
-----------------------------------------------------------------------------------------------------------

                                                                                                      Pages
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001 AND 2000 AND FOR THE YEAR ENDED
   DECEMBER 31, 2001:

   Independent Auditors' Report                                                                        1

   Statements of Net Assets Available for Benefits                                                     2

   Statement of Changes in Net Assets Available for Benefits                                           3

   Notes to Financial Statements                                                                      4-7

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2001:

   Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets Held for Investment Purposes
     at the End of Year                                                                               8-9

   Form 5500, Schedule H, Part IV, Line 4j - Schedule of Reportable Transactions                      10

INDEPENDENT AUDITORS' REPORT

To the Investment and Benefits Committee of
Western Resources, Inc. Employees' 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Western Resources, Inc. Employees' 401(k) Savings Plan (the "Plan"), as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in its net assets for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 2001, and of reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rule and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Deloitte & Touche LLP


Kansas City, Missouri
June 27, 2002

WESTERN RESOURCES, INC. EMPLOYEES' 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000
-------------------------------------------------------------------------------
                                                   2001               2000

ASSETS

Investments (see Note 3)                      $  315,165,017     $  336,722,613

Interest and dividends receivable                    754,334            707,475

Contributions receivable:
  Employer                                            55,613                 --
  Participant                                        161,167                 --
  Other                                                   --             60,632
                                              --------------     --------------

          Total assets                           316,136,131        337,490,720

LIABILITIES

Accounts payable                                     (69,758)                --
                                              --------------     --------------
NET ASSETS AVAILABLE FOR BENEFITS             $  316,066,373     $  337,490,720
                                              ==============     ==============

See notes to financial statements.

 WESTERN RESOURCES, INC. EMPLOYEES' 401(k) SAVINGS PLAN

 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
 FOR THE YEAR ENDED DECEMBER 31, 2001
----------------------------------------------------------------------------------------------

                                                                                    2001
ADDITIONS

INVESTMENT INCOME:
  Net depreciation in fair value of investments                                 $ (32,216,088)
  Interest and dividends                                                           11,995,107
                                                                                -------------

          Total investment loss                                                   (20,220,981)
                                                                                -------------

CONTRIBUTIONS:
  Participant                                                                      12,135,387
  Employer                                                                          3,669,155
  Rollover                                                                            164,557
                                                                                -------------

          Total contributions                                                      15,969,099
                                                                                -------------

          Total                                                                    (4,251,882)
                                                                                -------------

DEDUCTIONS:
  Benefits paid to participants                                                    17,135,265
  Other                                                                                37,200
                                                                                -------------

          Total deductions                                                         17,172,465
                                                                                -------------

NET DECREASE                                                                      (21,424,347)

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                               337,490,720
                                                                                -------------
  End of year                                                                   $ 316,066,373
                                                                                =============


See notes to financial statements.

 WESTERN RESOURCES, INC. EMPLOYEES' 401(k) SAVINGS PLAN


 NOTES TO FINANCIAL STATEMENTS
 DECEMBER 31, 2001 AND 2000
 -------------------------------------------------------------------------------


 1.   NATURE OF OPERATIONS

      The following brief description of the Western Resources, Inc. (the "Company") Employees' 401(k) Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the plan document for more complete information.

      The Vanguard Fiduciary Trust Company & Affiliates are the plan trustee and administrator that holds the Plan's assets and executes investment transactions.

      General - The Plan is a defined contribution plan, designed to assist eligible employees in establishing a regular retirement savings plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

      Eligibility - An employee shall become eligible to participate in the Plan as of the first day of the calendar month following commencement of active full-time employment.

      Contributions - Participants of the Plan are allowed to make tax deferred contributions of between 1 percent and 14 percent of earnings subject to certain Internal Revenue Code ("IRC") limits. In addition to or instead of pretax contributions, participants can elect to make after-tax contributions of between 1 percent and 4 percent of earnings. Contributions up to the first 6 percent of a participant's earnings are matched 50 percent by the Company. Effective July 1, 2001 collectively bargained employees Company match increased from 50 percent to 65 percent. The matching Company contribution may be made in either cash or in Western Resources, Inc. common stock, generally at the option of the Company. If Company-matching contributions are made in the form of Company stock, such contributions may not be transferred to other investment funds. Participants are fully vested in all contributions and earnings thereon. The Plan allows rollover contributions into the Plan.

      Active participants are allowed to make additional contributions each quarter to meet the maximum contribution percentage based on their annual compensation. These contributions are considered in determining matching employer contributions. Matching employer contributions are suspended for a period of six months in the event that a participant withdrew money from after-tax and/or Company-matching accounts.

      Payment of Benefits - Benefits are recorded when paid. Upon retirement, death, disability or termination of employment, all vested balances are paid to the participant or the participant's beneficiaries in accordance with plan terms.

      Participant Accounts - A separate account is maintained for each participant. Allocations to participant accounts for employer and employee contributions are made when the contributions are received by the trustee. Allocations to participant accounts for the net of interest, dividends, realized and unrealized changes in investment gains and losses and plan expenses are made when such amounts are earned or incurred.

      Loans to Participants - Participants are permitted to borrow a specified portion of the balance in their individual account. Loan interest rates and terms are established by the Investment and Benefits Committee and all loans must be approved by that committee. Loans are evidenced by promissory notes payable to the Plan over one to five years for general purpose loans and up to 30 years for principal residence loans, provided the age criteria is met.

      Tax Status - The Plan obtained its latest determination letter on May 15, 1996, in which the Internal Revenue Service ("IRS") stated the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. The plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes is included in these financial statements. In 2002, the employer requested a new determination letter for the Plan from the IRS.

      Plan Termination - Although it has not expressed an intent to do so, the Company is free to terminate the Plan at any time subject to the provisions of ERISA. Upon termination, all participant accounts remain fully vested.

  2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting - The Plan's financial statements are maintained on the accrual basis. Employer and employee contributions are accrued as the employees' salaries are earned.

      Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements. There is a possibility that changes in the Western Resources, Inc. Common Stock could occur and affect the amounts reported in the statements of net assets available for benefits.

      Administrative Expenses - All administrative expenses of the Plan were paid by the Company with the exception of loan administrative charges which were paid by the participants. The Company has no continuing obligation to pay these expenses.

      Investment Valuation - The Plan's investments are stated at fair value except for its benefit responsive investment contracts, which are valued at contract value which approximates market as determined by the custodian, and participant loans, which are carried at cost which approximates market value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

3.    INVESTMENTS

      The following investments represent over 5 percent of net assets available for benefits at December 31:

                                                   2001               2000

           Vanguard Windsor Fund             $    79,403,238     $   74,916,725
           Western Resources, Inc.
             Common Stock Fund*                   36,084,069         56,875,808
           Fidelity Magellan Fund                 39,275,630         44,259,525
           Vanguard PRIMECAP Fund                 46,713,088         52,001,403
           Vanguard 500 Index Fund                21,778,135         23,202,331
           Vanguard Wellington Fund               16,944,906
           Western Resources IC Fund              52,208,180         48,516,317

           *Includes both participant and nonparticipant-directed funds.

      The net appreciation (depreciation) in fair value of investments included in the statement of changes in net assets available for benefits for the year ended December 31, 2001, consisted of the following:

          Fidelity Magellan Fund                                 $  (5,617,473)
          Vanguard 500 Index Fund                                   (3,123,222)
          Vanguard International Growth Fund                          (633,861)
          Vanguard PRIMECAP Fund                                    (7,808,764)
          Vanguard Total Bond Market Index Fund                         23,772
          Vanguard Wellington Fund                                    (524,382)
          Vanguard Windsor Fund                                      1,716,927
          Western Resources, Inc. Common Stock Fund                (16,249,085)
                                                                 -------------

          Net Depreciation in Fair Value of Investments          $ (32,216,088)
                                                                 =============

4.    INVESTMENT CONTRACT

      The Plan has entered into an investment contract which has invested in investment contracts with several insurance companies and banks. The investment contract maintains contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the accompanying statements of net assets available for benefits at contract value (which approximates fair value) as reported to the Plan by the custodian, which totaled $52,208,180 and $48,516,317 at December 31, 2001 and 2000, respectively. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. The crediting interest rate of the investment contract was 5.89 percent as of December 31, 2001 and 6.7 percent as of December 31, 2000. The average yield for the investment contracts was 6.27 percent and 6.37 percent for 2001 and 2000, respectively. Generally, the crediting interest rates for insurance and investment contracts will change quarterly based upon the performance of the underlying investment portfolio.

5.  NONPARTICIPANT-DIRECTED INVESTMENTS

    Information about the net assets and the significant components of the changes in net assets related to the nonparticipant-directed investments is as follows at December 31:

                                                                 2001               2000
       Net Assets:

        Western Resources, Inc. Common Stock Fund           $   3,651,547       $   3,234,070
                                                            =============       =============

       Changes in Net Assets Available for Benefits:

        Net Depreciation                                    $  (1,266,351)

        Dividends                                                 216,078

        Contributions                                           1,648,857

        Disbursements and Transfers to
         Participant-Directed Investments                        (181,108)
                                                            -------------

                                                            $     417,476
                                                            =============

                                     ******

EIN:  48-0290150
PN:   004

WESTERN RESOURCES, INC. EMPLOYEES' 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT
  PURPOSES AT THE END OF YEAR
DECEMBER 31, 2001

-----------------------------------------------------------------------------------------------------------------------------------

 (a)                           (b)                                     (c)                                    (d)         (e)
                 Identity of Issue, Borrower, Lessor            Description of Investment Including
                         or Similar Party                         Maturity Date, Rate of Interest,                       Current
                                                                 Collateral, Par or Maturity Value            Cost        Value
   *   AIG Life, matures 8/15/01                                  Investment contract #1076
                                                                  (2,052,473 shares)                       $ 2,052,473  $ 2,052,473

   *   Allstate Life Insurance Company, matures 10/31/03          Investment contract #6148
                                                                  (3,029,549 shares)                         3,029,549    3,029,549

   *   John Hancock Life Insurance, matures 1/31/05               Investment contract #15073
                                                                  (3,247,565 shares)                         3,247,565    3,247,565

   *   Massachusetts Mutual Life Insurance, matures 4/30/04       Investment contract #35034
                                                                  (5,706,780 shares)                         5,706,780    5,706,780

   *   Natwest Markets Sam, matures 6/30/02                       Investment contract #185A
                                                                  (5,370,903 shares)                         5,370,903    5,370,903

   *   New York Life Insurance Company, matures 10/31/02          Investment contract #30309
                                                                  (3,027,425 shares)                         3,027,425    3,027,425

   *   Principal Mutual Life Insurance Company, matures 1/31/04   Investment contract #418026-2
                                                                  (3,448,209 shares)                         3,448,209    3,448,209

       JP Morgan WRESO                                            Vanguard Total Bond Market Fund
                                                                  (931,106 shares)                           9,502,250    9,502,250

       Metropolitan Mutual Life Insurance                         Investment contract #28407
                                                                  (3,021,094 shares)                         3,021,094    3,021,094

       Rabobank Nederland                                         Investment contract #WRS 070101
                                                                  (3,070,841 shares)                         3,070,841    3,070,841

       State Street Bank & Trust                                  Investment contract #10105
                                                                  (2,634,306 shares)                         2,634,306    2,634,306

       State Street Bank & Trust                                  Investment contract #101031
                                                                  (3,128,586 shares)                         3,128,586    3,128,586

                                                                     (Continued)

EIN: 48-0290150
PN: 004

WESTERN RESOURCES, INC. EMPLOYEES' 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT
  PURPOSES AT THE END OF YEAR
DECEMBER 31, 2001

-----------------------------------------------------------------------------------------------------------------
(a)               (b)                                        (c)                         (d)             (e)
     Identity of Issue, Borrower, Lessor     Description of Investment Including
            or Similar Party                   Maturity Date, Rate of Interest,                        Current
                                              Collateral, Par or Maturity Value         Cost            Value
 * Vanguard Prime Money Market Fund           Mutual fund
                                                  (12,686,878 shares)                  12,686,878      12,686,878

 * Vanguard Windsor Fund                     Mutual fund
                                                  (5,076,933 shares)                   77,279,214      79,403,238

 * Vanguard PRIMECAP Fund                    Mutual fund
                                                  (906,698 shares)                     43,705,532      46,713,088

 * Vanguard 500 Index Fund                   Mutual fund
                                                  (205,668 shares)                     20,042,789      21,778,135

 * Vanguard Wellington Fund                  Mutual fund
                                                  (621,603 shares)                     16,864,579      16,944,906

   Fidelity Magellan Fund                     Mutual fund
                                                  (376,853 shares)                     36,060,414      39,275,630

 * Vanguard International Growth Fund         Mutual fund
                                                  (168,447 shares)                      3,130,985       2,528,384

 * Vanguard Total Bond Market Index Fund     Mutual fund
                                                  (228,327 shares)                      2,285,464       2,263,680

 * Western Resources, Inc. Common Stock Fund Common Stock Fund
                                                  (2,097,911 shares)                   47,898,313      36,084,069

 * Participant loans, at interest rates                                                10,247,028      10,247,028
   ranging from 4.10% to 14%                                                         ------------    ------------

   Total Investments                                                                 $317,441,177    $315,165,017
                                                                                     ============    ============

 * Investments with party-in-interest to the Plan.

EIN: 48-0290150
PN:  004

WESTERN RESOURCES, INC. EMPLOYEES' 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS YEAR ENDED DECEMBER 31, 2001

------------------------------------------------------------------------------------------------------------------------------------


            (a)                       (b)                          (c)          (d)           (e)            (f)            (g)
                                                                                                        Current Value
                                                                Purchase      Selling       Cost of      of Asset on      Net Gain
Identity of Party Involved    Description of Asset               Price         Price         Asset     Transaction Date   or (Loss)

                                                       SINGLE TRANSACTIONS

                                                              None.

                                                       SERIES TRANSACTIONS

The Vanguard Group         Vanguard PRIMECAP Fund              $  9,848,089                               $ 9,848,089
                                                                             $ 7,327,640   $ 7,517,020      7,327,640    $ (189,380)

The Vanguard Group         Vanguard Windsor Fund                 10,650,654                                10,650,654
                                                                               7,881,069     7,832,829      7,881,069        48,240

The Vanguard Group         Western Resources IC Fund             10,611,854                                10,611,854
                                                                               6,959,624     6,959,624      6,959,624

Western Resources, Inc.    Western Resources, Inc. Common Stock   7,235,701                                 7,235,701
                           Fund                                               11,813,301    12,453,394     11,813,301      (640,093)

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment and Benefits Committee for the Western Resources Inc. Employees' 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


WESTERN RESOURCES, INC.
EMPLOYEES' 401(k) SAVINGS PLAN

By:

       Signature                        Title                       Date
       ---------                        -----                       ----
/s/ Paul R. Geist                       Chairman                July 1, 2002
-------------------------
Paul R. Geist


/s/ Bruce A. Akin                       Member                  July 1, 2002
-------------------------
Bruce A. Akin


/s/ Larry D. Irick                      Member                  July 1, 2002
-------------------------
Larry D. Irick

EXHIBIT INDEX


Exhibit
Number                Description of Documents                             Page
-------------------------------------------------------------------------------

   23           Consent of Independent Public Accountants
                (filed electronically)